Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
In thousands	2012	2011		2010		2009		2008
Earnings (loss) before tax:
Earnings (loss) before tax	$2,151	$(5,922)		$(131,810)		$(120,370)		$(65,377)
Add: Total fixed charges	1,413	1,806		2,285		3,453		6,289
Less: Capitalized interest	—	—		—		—		69
Adjusted Earnings	$3,564	$(4,116)		$(129,525)		$(116,917)		$(59,157)

Fixed Charges:
Interest	$630	$669		$808		$1,382		$4,028
Portion of rental expense representative of the interest factor(1)	783	1,137		1,477		2,071		2,261
Total Fixed Charges	$1,413	$1,806		$2,285		$3,453		$6,289

Ratio of Earnings to Fixed Charges(2)	2.52	—	(3)	—	(4)	—	(5)	—	(6)

(1)	For purposes of calculating fixed charges, an interest factor of one-third was applied to total rental expense.

(2)	Adjusted earnings for the years ended December 31, 2011, 2010, 2009 and 2008 were not sufficient to provide for fixed charges.

(3)
For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings include non-cash charges for asset impairments of $6,500 and $1,988 related to the withdrawal from a multi-employer pension plan. Excluding the non-cash impairment and pension charges, the adjusted earnings would have been $4,372 and the ratio of earnings to fixed charges would have been 2.42.

(4)
For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings include non-cash charges for asset impairments of $3,404 and $132,346 related to the withdrawal from a multi-employer pension plan.

(5)	Excluding the non-cash impairment and pension charges, the adjusted earnings would have been $6,225 and the ratio of earnings to fixed charges would have been 2.72.

(6)
Adjusted earnings are not sufficient to provide for fixed charges. For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings include a non-cash charge for asset impairments of $106,389. Excluding the non-cash asset impairment charges, the adjusted earnings would be $(10,528) and the ratio of earnings to fixed charges would be (3.05).